[COMPANY LOGO]                                             FOR IMMEDIATE RELEASE


                    Compania de Minas Buenaventura Announces
                           First Quarter 2007 Results

Lima, Peru, April 26, 2007 - Compania de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the first quarter of 2007. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

"Net income in 1Q07 was US$36.7 million, or US$0.29 per ADS, which represents a decrease of 71% when compared to 1Q06. The un-winding of 483,000 gold ounces from the hedge book in March had a one time negative net effect of US$55.0 million.

Operating income for 1Q07 was US$78.2 million, a 38% increase when compared to 1Q06. EBITDA from Buenaventura's direct operations was US$85.8 million, 64% higher than the figured achieved in 1Q06.

These results were mainly driven by higher sales revenues."

Financial Highlights (in millions of US$, except EPS figures):

       -------------------------------------------------------------------
                                          1Q07         1Q06       Var%
       -------------------------------------------------------------------
              Total Revenues             164.6        128.5       28%
       -------------------------------------------------------------------
             Operating Income             78.2        56.4        38%
       -------------------------------------------------------------------
                  EBITDA                  85.8        52.3        64%
         (BVN Direct Operations)*
       -------------------------------------------------------------------
                  EBITDA                 192.8        192.6        0%
         (including Yanacocha and
              Cerro Verde)*
       -------------------------------------------------------------------
                Net Income                36.7        126.6       -71%
       -------------------------------------------------------------------
                   EPS                    0.29        0.99        -71%
       -------------------------------------------------------------------

(*) Doesn't include un-winding effect of the hedge book



                               visit our website:
                          http://www.buenaventura.com

Contacts in Lima:                                          Contacts in New York:

Roque Benavides / Carlos Galvez                     Maria Barona / Peter Majeski
Compania de Minas Buenaventura S.A.A.    i-advize Corporate Communications, Inc.
Tel: (511) 419-2538 / 419-2540                               Tel: (212) 406-3690
Investor Relations: Daniel Dominguez            Email: buenaventura@i-advize.com
Tel: (511) 419-2536
Email: ddominguez@buenaventura.com.pe

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 2 of 13


Operating Revenue

In 1Q07, net sales were US$150.8 million, a 47% increase when compared to the US$102.7 million reported in 1Q06 mainly due to higher volumes of lead and zinc sold, as well as an increase in the realized prices of gold, silver, zinc and lead.

Royalty income during 1Q07 totaled US$8.4 million, a 36% decrease when compared to the US$13.1 million reported in 1Q06. This was due to lower sales at Yanacocha.

                              ---------------------------------------------
    Operating Highlights          1Q07           1Q06            Var%
---------------------------------------------------------------------------
          Net Sales               150.8          102.7           47%
    (in millions of US$)
---------------------------------------------------------------------------
 Average Realized Price Gold       612            506            21%
  (US$/oz) inc. Yanacocha *
---------------------------------------------------------------------------
   Average Realized Price         13.23          9.70            36%
       Silver (US$/oz)
---------------------------------------------------------------------------
 Average Realized Price Lead      1,775          1,226           45%
          (US$/TM)
---------------------------------------------------------------------------
 Average Realized Price Zinc      3,377          2,140           58%
          (US$/TM)
---------------------------------------------------------------------------
   Average Realized Price         2.79           2.24            24%
 Copper (US$/TM) inc. Cerro
            Verde
---------------------------------------------------------------------------


   ---------------------------------------------------------------------------
                                  Sales Content
   ---------------------------------------------------------------------------
                                        1Q07          1Q06           Var%
   ---------------------------------------------------------------------------
    Gold (in oz) Direct Operations     108,918       100,120          9%
   ---------------------------------------------------------------------------
     Gold (in oz) inc. Yanacocha       307,669       436,161         -29%
   ---------------------------------------------------------------------------
            Silver (in oz)            3,871,855     4,030,366        -4%
   ---------------------------------------------------------------------------
             Lead (in MT)               8,766         7,838          12%
   ---------------------------------------------------------------------------
             Zinc (in MT)               15,687        12,981         21%
   ---------------------------------------------------------------------------
   Copper (in MT) inc. Cerro Verde      9,536         3,502          172%
   ---------------------------------------------------------------------------

(*) Average realized gold price from Direct Operations was US$537/oz in 1Q07 (US$344/oz in 1Q06), while Yanacocha's realized price was US$653/oz in 1Q07 (US$554/oz in 1Q06)

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 3 of 13


Production and Operating Costs

Buenaventura's equity production(1) during 1Q07 was 94,349 ounces of gold, 1% higher than the 93,144 ounces reported in 1Q06; and 3,359,653 ounces of silver, a 1% increase when compared to the 3,314,758 ounces reported in 1Q06.

   ---------------------------------------------------------------------------
                              1. Equity Production
   ---------------------------------------------------------------------------
                                        1Q07          1Q06           Var%
   ---------------------------------------------------------------------------
    Gold (in oz) Direct Operations      94,349        93,144          1%
   ---------------------------------------------------------------------------
     Gold (in oz) inc. Yanacocha       276,881       442,537         -37%
   ---------------------------------------------------------------------------
            Silver (in oz)            3,359,653     3,314,758         1%
   ---------------------------------------------------------------------------
             Lead (in MT)               5,708         4,254          34%
   ---------------------------------------------------------------------------
             Zinc (in MT)               8,452         6,587          29%
   ---------------------------------------------------------------------------
     Copper (MT) inc. Cerro Verde       9,413         4,207          124%
   ---------------------------------------------------------------------------

At Orcopampa (100%), total gold production in 1Q07 was 63,219 ounces, a 2% increase when compared to the 61,751 ounces reported in 1Q06 (Appendix 2).

Cash operating cost during 1Q07 was US$139/oz, 7% higher when compared to 1Q06 (US$130/oz). This was best explained by:

      1. An increase in exploration expenses due to higher diamond drilling work.
      2.    Higher reagent consumption and prices (cyanide)
      3. Higher royalties paid to the government due to higher realized gold prices

Total royalties paid to the government at Orcopampa in 1Q07 were US$0.53 million.

At Uchucchacua (100%), total silver production during 1Q07 was 2,006,911 ounces, an 8% decrease when compared to 1Q06 (2,172,766) mainly due to lower grades (
14.3 Oz/ST in 1Q07 versus 15.7 Oz/ST in 1Q06) and silver recoveries (65% in 1Q07 versus 73% in 1Q06).

Cash operating cost in 1Q07 increased 59% from US$3.57/oz in 1Q06 to US$5.69/oz. This was best explained by:

      1. A 13% increase in ore treated, a 9% reduction in silver grade, and a 10% lower recovery explained by higher clay and manganese from the Socorro mine and oxide ore from the Huantajalla mine.
      2.    Higher expenses in support supplies.
      3. Higher reagent consumption due to the previously-mentioned metallurgical difficulties.

Total royalties paid to the government at Uchucchacua in 1Q07 were US$0.38 million.


-------------------------

(1) Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 4 of 13


At Antapite (100%), total production in 1Q07 was 18,663 ounces of gold, a decrease of 25% when compared to 1Q06 (24,958 ounces), mainly due to a 44% decrease in the gold grade from 0.59 Oz/ST to 0.33 Oz/ST as well as a 2% reduction in recoveries.

Gold cash operating cost in 1Q07 was US$347/Oz, a 51% increase when compared to the US$230/Oz in 1Q06. This increase was explained by lower gold production.

Total royalties paid to the government at Antapite in 1Q07 were US$0.13 million.

At Colquijirca (34.29%), total zinc production was 18,984 MT in 1Q07, a 22% increase when compared to the 15,508 MT in 1Q06 due to the higher tonnage treated. Total silver production during 1Q07 was 2,074,278 ounces, a 4% increase when compared to the 1,997,908 ounces reported in 1Q06 due to higher ore treated despite the decrease in silver grade (Appendix 2).

Zinc cash operating costs in 1Q07 was US$261/MT, a 149% increase when compared to the US$105/MT in 1Q06 due to higher smelting charges.

Total royalties paid to the government at Colquijirca in 1Q07 were US$0.55 million.

Operating Expenses

General and administrative expenses for 1Q07 were US$8.2 million, in-line with the US$8.1 million reported in 1Q06.

Exploration costs in non-operating areas during 1Q07 were US$9.0 million, a 3% increase compared to the US$8.7 million reported in 1Q06. The main efforts were focused at Marcapunta, El Milagro, Trapiche and the Mallay projects.

Operating Income

Operating income in 1Q07 was US$78.2 million, a 38% increase compared to the US$56.4 million reported in 1Q06. This result was mainly due to the 28% increase in operating revenues, which offset the 23% increase in the total cost of operations and operating expenses, which increased by 12%.

Share in Affiliated Companies

Buenaventura's income from non-consolidated affiliates was US$55.0 million in 1Q07, a decrease of 40% when compared to the US$92.4 million reported in 1Q06. This decrease is explained by the lower contribution from Yanacocha, US$27.2 million in 1Q07 versus US$77.5 million in 1Q06, while Cerro Verde increased its contribution from US$13.7 million in 1Q06 to US$27.2 million in 1Q07.

At Yanacocha (43.65%), 1Q07 gold production was 418,170 ounces of gold, a decrease of 48% when compared to 1Q06 (800,443 ounces). This was mainly due to lower ore grade and a higher stripping ratio.

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 5 of 13


Cash cost at Yanacocha during 1Q07 was US$319/oz, which represented a 90% increase compared to a cash cost of US$168/oz in 1Q06. This is explained by the decrease in gold production.

As a consequence of the above mentioned factors, net income at Yanacocha during 1Q07 was US$69.3 million, a 60% decrease when compared to the 1Q06 figure (US$173.0 million), and EBITDA was US$139.6 million, a decrease of 52% compared to 1Q06 (US$288.8 million). This decrease took place despite higher realized gold prices, which increased from US$554/oz in 1Q06 to US$653/oz in 1Q07.

CAPEX for 1Q07 was US$56.1 million, in-line with the figure reported in 1Q06, mainly due to the construction of the Gold Mill to treat transitional ore.

At Cerro Verde (18.50%), 1Q07 copper production was 50,880 MT, a 124% increase when compared to 1Q06 (22,741 MT).

In 1Q07, net income reached US$148.6 million, a 93% increase compared to 1Q06 (US$77.2 million). Net sales at Cerro Verde increased 240%, from US$93.5 million in 1Q06 to US$317.7 million in 1Q07 mainly due to the higher volume of copper sold.

CAPEX for 1Q07 totaled US$43.5 million (Growth CAPEX was US$37.5 million and Sustaining CAPEX was US$6.0 million).


Ner Income

This quarter, Buenaventura's net income was US$36.7 million, representing US$0.29 per ADS, a 71% decrease when compared to the US$126.6 million reported (US$0.99 per ADS) in 1Q06. This decrease was explained by:

            1. A decrease of 65% in the contribution from Yanacocha (US$77.5 million in 1Q07 versus US$27.2 million in 1Q06), which was partially offset by a 99% increase in the contribution from Cerro Verde (US$27.2 million in 1Q07 versus US$13.7 million in 1Q06).

            2. A total net expense of US$55.0 million from the un-winding of 483,000 gold ounces as reported on March 9, 2007.

Hedging Operations

The total hedge book mark-to-market value as of March 31, 2007 was a negative (US$489.2) million (US$585.7 million as of December 31, 2006).

Per the SEC Filing on March 9, 2007, the Company un-winded 483,000 gold ounces after a payment of US$145 million. The updated hedge book is shown in Appendix 3.

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 6 of 13


Project Development

UCHUCCHACUA
      o     The deepening of the Carmen and Socorro mines includes:

            1. The construction of the ramp 760 (located in the Carmen mine), which is currently 21% complete, and expected to be fully-completed in March 2008.

            2. The construction of the ramp 626 (located in the Socorro mine), which is currently 34% complete, and is expected to be fully-completed in February 2008.

            3. The deepening of the Master Shaft (located in the Carmen mine), is currently 88% complete and is expected to be fully-completed in August 2007. However, the entire project, which includes 2,713m ramps and other facilities, is today 40% completed and should be fully-operational in June 2008.

      During 1Q07, total investment was US$0.8 million (accumulated US$3.9 million) out of a budgeted US$10.3 million.

      o At the Mallay project, exploration work in the Isguiz and Fortuna areas reported a total of 2,527 meters drifted and 7,401 meters drilled. Resources reported in this project account for 317,000DST, with 5.63 ounces of silver, 7.58% of zinc and 4.88% of lead.

ORCOPAMPA
      o The adit to connect the Prometida and Nazareno mines at 3340 meters after drifting 583 meters is 27% complete. The project entails drifting a total of 2,157 meters to be completed by year end. The deepening of the Master Shaft (located in the Nazareno mine) from 3390 meters to 3290 meters is 10% complete. Total investment for this project in 2007 is expected to be US$6.6 million. During 1Q07, investment was U$2.3 million.

      o     The expansion of the tailing dam Number 4 to increase capacity to
            1.3 million DST is currently 78% complete. During 1Q07, investment was US$1.5 million. Total estimated investment for the project is $5.8MM.

      o A Project to retreat tailings from the older tailing dam Number 3 has been approved. This will permit the recovery of at least 53,000 gold ounces and 190,000 silver ounces in two years, with an estimated investment of US$5.7 million.

      o During 1Q07, the new facilities at the Orcopampa treatment plant were tested, treating 4,292 DST of Poracota ore material concentrate with positive results and producing 408 DST of gold-silver concentrate. These facilities will also be used to treat the above mentioned old tailings.

ANTAPITE
      o The expansion of the tailing dam, to increase capacity, is 80% complete, and is expected to be fully-completed by the end of 2007. During 1Q07, investment totaled $1.2 million out of a budgeted US$3.5 million.

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 7 of 13


                                      * * *


Company Description
Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates four mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.


--------------------------------------------------------------------------------
Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's, Yanacocha and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.
--------------------------------------------------------------------------------


                              **Tables to follow**


APPENDIX 1

-------------------------------------------------------------------------------------------
                             Equity Participation in
                           Affiliates and Subsidiaries
-------------------------------------------------------------------------------------------
                                             BVN                           Operating
                                          Equity %                           Mines
                                       ----------------------------------------------------
 Minera Yanacocha                           43.65                          Yanacocha
 Sociedad Minera El Brocal*                 34.29                         Colquijirca
 Sociedad Minera Cerro Verde                18.50                         Cerro Verde
 Cedimin*                                  100.00                        Shila / Paula
 Minera Minasnioc*                          60.00                      Minasnioc Project
 Minera La Zanja *                          53.06                       La Zanja Project
 Buenaventura Ingenieros*                  100.00                              -
 Consorcio Energetico de
 Huancavelica*                             100.00                              -
-------------------------------------------------------------------------------------------
                                                                            *Consolidates

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 8 of 13
APPENDIX 2

                    ---------------------------------------------------------------------------------------
                                                            GOLD PRODUCTION
                    ---------------------------------------------------------------------------------------
                                                      Three Months Ended March 31
                    ---------------------------------------------------------------------------------------
                                         Orcopampa                                   Antapite
                           2007             2006             %          2007            2006          %
                    ---------------------------------------------------------------------------------------
Ore Milled DST          116,000          114,756           1.1%       44,100          44,202       -0.2%
Ore Grade OZ/ST            0.57             0.56           1.1%         0.33            0.59      -44.2%
Recovery Rate %            96.0%            95.8%                       94.5%           96.4%
Ounces Produced          63,219           61,751           2.4%       18,663          24,958      -25.2%
                    ---------------------------------------------------------------------------------------

                    ---------------------------------------------------------------------------------------
                                                          SILVER PRODUCTION
                    ---------------------------------------------------------------------------------------
                                                      Three Months Ended March 31
                    ---------------------------------------------------------------------------------------
                                        Uchucchacua                                 Colquijirca
                           2007             2006            %          2007             2006          %
                    ---------------------------------------------------------------------------------------
Ore Milled DST          215,727          190,849         13.0%      454,594          366,384       24.1%
Ore Grade OZ/ST           14.27            15.70         -9.1%         5.94             7.10      -16.4%
Recovery Rate %            65.4%            72.5%                      75.9%            77.1%
Ounces Produced       2,006,911        2,172,766         -7.6%    2,074,278        1,997,908        3.8%
                    ---------------------------------------------------------------------------------------

                   ----------------------------------------------------------------------------------------
                                                            ZINC PRODUCTION
                   ----------------------------------------------------------------------------------------
                                                      Three Months Ended March 31
                   ----------------------------------------------------------------------------------------
                                        Uchucchacua                                 Colquijirca
                          2007              2006            %          2007             2006          %
                   ----------------------------------------------------------------------------------------
Ore Milled DST         215,727           190,849         13.0%      454,594          366,384       24.1%
Ore Grade %               1.34%             1.15%        16.6%         6.08%            6.26%      -2.9%
Recovery Rate %           46.7%             46.7%                      75.6%            74.4%
ST Produced              1,316             1,156         13.8%       20,927           17,095       22.4%
                   ----------------------------------------------------------------------------------------

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                    Page 9 of 13


APPENDIX 3

                             Total Gold Commitments
                             Physical Gold Delivery
                               As of April 1, 2006


                   ----------------------------------------------------------------------------------------
                           2007        2008        2009        2010        2011         2012       Total
-----------------------------------------------------------------------------------------------------------
    285   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            317.13      312.17      316.05      289.76      285.00       357.91      314.48
-----------------------------------------------------------------------------------------------------------
    290   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      314.67      332.38      307.03      301.50       358.38      326.53
-----------------------------------------------------------------------------------------------------------
    300   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      319.67      334.80      314.10      309.50       359.33      330.68
-----------------------------------------------------------------------------------------------------------
    345   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      345.92      345.50       363.58      349.39
-----------------------------------------------------------------------------------------------------------
    350   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      348.35      347.75       363.58      350.34
-----------------------------------------------------------------------------------------------------------
    385   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      365.40      363.50       363.58      356.99
-----------------------------------------------------------------------------------------------------------
    420   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      382.45      389.45       369.16      367.19
-----------------------------------------------------------------------------------------------------------
    436   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      390.25      396.65       369.16      370.23
-----------------------------------------------------------------------------------------------------------
    451   Ounces          120,000     120,000     248,000     273,000     300,000      349,000   1,410,000
           $/oz            340.56      342.17      345.69      390.25      403.40       369.16      371.67
-----------------------------------------------------------------------------------------------------------

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                   Page 10 of 13


Compania de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2006 and as of March, 31 2007

                                                                2006          2007
                                                              US$(000)      US$(000)
Assets
Current assets
Cash and cash equivalents                                       239,533       198,516
Gold certificates                                                63,210            --
Short term financial investments                                 56,549        56,845
Trade accounts receivable                                        77,422        50,212
Other accounts receivable, net                                    4,481         5,828
Accounts receivable from affiliates                              11,714        10,775
Inventories, net                                                 30,621        28,735
Current portion of prepaid taxes and expenses                     7,961         7,529
                                                             ----------    ----------
Total current assets                                            491,491       358,440
                                                             ----------    ----------
Long - term accounts receivables                                  1,524         1,393
Prepaid taxes and expenses                                       10,501         8,353
Investments in shares                                           839,129       893,919
Property, plant and equipment, net                              215,643       216,562
Development cost, net                                            64,753        69,299
Deferred income tax and workers' profit sharing asset, net      111,447       140,368
Other assets, net                                                 1,283         1,218
                                                             ----------    ----------
Total assets                                                  1,735,771     1,689,552
                                                             ----------    ----------
Liabilities and shareholders' equity, net
Current liabilities
Bank loans                                                       10,000        10,000
Trade accounts payable                                           28,539        23,123
Income tax                                                       34,485        17,673
Dividends and other current liabilities                          59,779       112,742
Current portion of long - term debt                                 491           422
Deferred income form sale of future production                   43,032        20,279
                                                             ----------    ----------
Total current liabilities                                       176,326       184,239
Other long term liabilities                                      64,651        59,663
Long term debt                                                      115            29
Deferred income form sale of future production                  194,173       152,001
                                                             ----------    ----------
Total liabilities                                               435,265       395,932
                                                             ----------    ----------
Shareholders' equity net
Capital stock, net of treasury shares of US$14,474,000          173,930       173,930
Investments shares, net of treasury shares of US$37,000             473           473
Additional capital                                              177,713       177,713
Legal reserve                                                    37,679        37,679
Other reserves                                                      269           269
Retained earnings                                               852,148       841,739
Cumulative translation loss                                     (34,075)      (34,075)
Unrealized gains on investments carried at fair value               932           963
                                                             ----------    ----------
                                                              1,209,069     1,198,691
                                                             ----------    ----------
Minority interest                                                91,437        94,929
                                                             ----------    ----------
Total shareholders' equity, net                               1,300,506     1,293,620
                                                             ----------    ----------
Total liabilities and shareholders' equity, net               1,735,771     1,689,552
                                                             ----------    ----------

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                   Page 11 of 13


Compania de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three month period ended March, 31 2006 and March 31, 2007


                                                                   2006             2007
                                                                  US$(000)        US$(000)
Operating revenues
Net sales                                                            102,696         150,818
Royalties income                                                      13,070           8,381
Realized income from sales of future production                       12,749           5,393
                                                                ------------    ------------
Total revenues                                                       128,515         164,592
Costs of operation
Operating costs                                                       33,409          42,709
Exploration and development cost in operational mining sites          11,558          11,652
Depreciation and amortization                                          5,469           7,923
                                                                ------------    ------------
Total costs of operation                                              50,436          62,284
                                                                ------------    ------------
Gross margin                                                          78,079         102,308
                                                                ------------    ------------
Operating expenses
General and administrative                                             8,111           8,213
Exploration cost in non-operational mining sites                       8,736           8,958
Royalties                                                              3,588           5,590
Selling                                                                1,218           1,397
                                                                ------------    ------------
Total operating expenses                                              21,653          24,158
                                                                ------------    ------------
Operating income                                                      56,426          78,150
                                                                ------------    ------------
Other income (expenses), net
Share in affiliate companies                                          92,417          55,044
Interest income                                                        1,108           2,690
Loss from changes in the fair value of derivative instruments        (13,124)             --
Interest expenses                                                     (1,813)         (1,549)
Income from changes in the market value of gold certificates              --           5,126
Exchanges differences gain (loss)                                        193            (287)
Net loss from releasing fix prices in commercial contracts                --         (85,455)
Other, net                                                                 9            (903)
                                                                ------------    ------------
Total other income, net                                               78,790         (25,334)
Income before workers' profit sharing, income tax
  and minority interest                                              135,216          52,816
Workers' profit sharing                                                2,201             574
Income tax                                                             4,089            (555)
                                                                ------------    ------------
Net income before minority interest                                  141,506          52,835
Minority interest                                                    (14,948)        (16,173)
                                                                ------------    ------------
Net, income                                                          126,558          36,662
                                                                ------------    ------------
Basic and diluted earnings per share, of Compania de
  Minas Buenaventura S.A.A., stated in U.S. dollars                     0.99            0.29
                                                                ------------    ------------
Weighted average number of shares outstanding                    127,221,164     127,221,164
                                                                ------------    ------------

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                   Page 12 of 13


Compania de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three month period ended March, 31 2006 and March 31, 2007

                                                              2006          2007
                                                            US$(000)      US$(000)
Operating activities
Collections from costumers                                     97,715       178,028
Settlement of Gold Certificates                                    --       135,189
Collections of royalties                                       16,192         9,036
Collections of interest                                           959         2,870
Recoveration of value added tax receivable                      7,079         2,668
Collections of dividends                                       39,289            --
Payment of releasing fix prices in commercial contracts            --      (144,987)
Purchase of Gold Certificates                                      --       (66,853)
Payment to suppliers and third parties                        (38,189)      (49,936)
Payments of income tax                                         (8,406)      (38,427)
Payments to employees                                         (13,750)      (25,725)
Payments of exploration expenditures                          (16,465)      (15,127)
Payment of royalties                                           (5,034)       (7,210)
Payments of interest                                             (464)         (601)
                                                           ----------    ----------
Net cash provided by (used in) operating activities            78,926       (21,075)
                                                           ----------    ----------
Investing activities
Purchase of plant and equipment                                (6,729)       (9,679)
Development cost expenditures                                  (6,477)       (7,835)
Increase on time deposit                                           --        (4,889)
Proceeds from sale of plant and equipment                          29           327
Payments by purchase of investments in shares                  (2,747)           --
Payments from derivative instruments settled, net              (2,673)           --
Increase on mutual fund                                        (1,000)           --
                                                           ----------    ----------
Net cash used in investing activities                         (19,597)      (22,076)
                                                           ----------    ----------
Financing activities
Payments of dividends for minority interest shareholders       (4,260)       (2,600)
Increase (decrease) of long-term debt                             226          (155)
Decrease of bank loans, net                                    (2,461)           --
                                                           ----------    ----------
Net cash used in financing activities                          (6,495)       (2,755)
                                                           ----------    ----------

Net increase (decrease) in cash during the period              52,834       (45,906)
Cash at beginning of period                                    96,851       176,600
                                                           ----------    ----------
Cash at period end                                            149,685       130,694
                                                           ----------    ----------

                                           Compania de Minas Buenaventura S.A.A.
                                                      First Quarter 2007 Results
                                                                   Page 13 of 13

                                                                               2006          2007
                                                                             US$(000)      US$(000)
                                                                            ----------    ----------
 Reconciliation of net income to net cash provide by operating activities
Net income                                                                     126,558        36,662
Add (deduct)
  Minority interest                                                             14,948        16,173
  Depreciation and amortization                                                  6,697         8,326
  Amortization of development costs                                              3,509         3,243
  Long term officers' compensation                                               1,121         1,523
  Accrual for mining closing costs                                               1,349           948
  Net cost of retired plant and equipment                                        1,124           593
  Exchange differences loss (gain), net                                           (193)          287
  Loss from changes in the fair value of derivative instruments                 13,124            --
  Income from releasing fix prices in commercial contracts                          --       (59,532)
  Share in affiliated companies, net of dividends                              (53,128)      (55,044)
  Gain for deferred income tax and workers' profit sharing expenses            (22,989)      (28,921)
  Realized income from sale of future production                               (12,749)       (5,393)
  Other                                                                           (168)         (168)
  Net changes in assets and liabilities accounts
  Decrease (increase) of operating assets -
  Gold certificates                                                                 --        63,210
  Trade accounts receivable                                                     (4,981)       27,210
  Other accounts receivable                                                        414        (1,216)
  Accounts receivable from affiliates                                            2,504           939
  Inventories                                                                     (137)        3,075
  Prepaid taxes and expenses                                                    (1,468)        2,580
  Decrease (increase) of operating liabilities-
  Trade account payable                                                             --        (5,416)
  Income tax                                                                     5,926       (16,812)
  Dividens and other liabilities                                                (2,535)      (13,342)
                                                                            ----------    ----------
  Net cash provided by (used in) operating activities                           78,926       (21,075)
                                                                            ----------    ----------

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers